[redacted]

08005536

8 October 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

pp Laura Jackson ACIS
Assistant Company Secretary

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

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Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	09:52 29-Sep-08
Number	5307E09

RNS Number : 5307E
Trinity Mirror PLC
29 September 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	TRINITY MIRROR
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Exemption Trading Book DTR 5.1.3 (4)	X
3. Full name of person(s) subject to the notification obligation:	The Goldman Sa Group, Inc.
	Goldman Sach

4. Full name of shareholder(s) (if different from 3.):	International, Goldman Sachs A Management, L.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	24 SEPTEMBER 2
6. Date on which issuer notified:	26 SEPTEMBER 2
7. Threshold(s) that is/are crossed or reached:	7%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rigt	
				Direct [x]	Indirect [xi]	Direct	Indi
GB0009039941		Below 3%		19,655,139	455,668	7.627%	0.·

B: Financial Instruments

Resulting situation after the triggering transaction [xii]

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of vo rights

Total (A+B)

Number of voting rights	% of voting rights
20,110,807	7.80%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
The interest in 19,655,139 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP. The interest in 455,668 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	General email contact: shareholderdisclosures@gs.com
14. Contact name:	Sean Rogers / Alan Cox
15. Contact telephone number:	0207-552-9205 / 0207-774 -8774

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	16:33 30-Sep-08
Number	7432E16

RNS Number : 7432E
Trinity Mirror PLC
30 September 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	TRINITY MIRROR I
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Exemption Trading Book DTR 5.1.3 (4)	X
3. Full name of person(s) subject to the notification obligation:	The Goldman Sa Group, Inc.
	Goldman, Sachs &

12g3-2(b)

4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs International Goldman Sachs As Management, L.I
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	26 SEPTEMBER 2
6. Date on which issuer notified:	30 SEPTEMBER 2
7. Threshold(s) that is/are crossed or reached:	8%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting ri	
				Direct x	Indirect xi	Direct	In
GB0009039941	20,110,807	7.80%		20,651,832	453,931	8.01%	

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of vo rights

Total (A+B)

Number of voting rights	% of voting rights
21,105,763	8.19%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
The interest in 1,378,383 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN"). The interest in 19,273,449 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP. The interest in 453,931 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	General email contact: shareholderdisclosures@gs.com
14. Contact name:	Sean Rogers / Alan Cox
15. Contact telephone number:	0207-552-9205 / 0207-774 -8774

This information is provided by RNS
The company news service from the London Stock Exchange

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12g3-2(b)

Regulatory Announcement

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Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	13:34 01-Oct-08
Number	8376E13

RNS Number : 8376E
Trinity Mirror PLC
01 October 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	TRINITY MIRROR I
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Exemption Trading Book DTR 5.1.3 (4)	X
3. Full name of person(s) subject to the notification obligation:	The Goldman Group, Inc.
	Goldman Sachs

4. Full name of shareholder(s) (if different from 3.):	International Goldman Sachs As Management, L.I Goldman Sachs & (
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	29 SEPTEMBER 2
6. Date on which issuer notified:	01 OCTOBER 20(
7. Threshold(s) that is/are crossed or reached:	Below 3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting ri(	
				Direct x	Indirect xi	Direct	In(
GB0009039941	21,105,763	8.19%					

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of v(rights

Total (A+B)

Number of voting rights	% of voting rights
	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
We hereby notify you that as at close of business on 29 September 2008 The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a notifiable interest in shares.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	General email contact: shareholderdisclosures@gs.com
14. Contact name:	Sean Rogers / Alan Cox
15. Contact telephone number:	0207-552-9205 / 0207-774 -8774

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12g3-2(b)

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Regulatory Announcement

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Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	15:13 01-Oct-08
Number	8533E15

RNS Number : 8533E
Trinity Mirror PLC
01 October 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Trinity Mirror Plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	**Schroders plc**

4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**30.09.08**
6. Date on which issuer notified:	**01.10.08**
7. Threshold(s) that is/are crossed or reached:	**14-16%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary GB0009039941	38,355,522	37,605,984	43,359,522	N/A	42,609,984	N/A	16.53%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
42,609,984	16.53%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited - 42,275,956 (16.41%) Schroder & Co Limited - 334,028 (0.13%)

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14 Contact name:	Andrea Rowe
15. Contact telephone name:	020 7658 2521

This information is provided by RNS
The company news service from the London Stock Exchange

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